UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _)*

FISHTHEWORLD HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

338120108
(CUSIP Number)

Joseph P. Galda, Esq.
Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, New York 14203-2391
(716) 848-1454
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338120108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
Lee Rosen			I.R.S. No. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) __________ (b) __________
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER:	755,000
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	755,000
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: The Reporting Person owns 755,000 shares of the Issuer. However, the Reporting Person may be deemed to beneficially own the 755,000 shares owned by his wife, Julia Rosen. The Reporting Person disclaims any beneficial ownership of such shares.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.39%
14.	Type of Reporting Person (See Instructions): Individual (IN)

ITEM 1.     SECURITY AND ISSUER.

            The class of equity securities to which this statement relates is the common stock, par value $0.001 per share, of Fishtheworld Holdings, Inc., (the "Issuer"), whose principal executive office is located at 150 East Palmetto Park Rd., Suite 510 Boca Raton, Florida 33432.

ITEM 2.     IDENTITY AND BACKGROUND.

            This statement is filed by Lee Rosen, the Reporting Person for the purpose of this filing. The Reporting Person is an individual residing at 17332 Saint James Court, Boca Raton, Florida 33496. Lee Rosen's principal occupation is as a consultant to DDS Technologies USA, Inc. and the Issuer. The Reporting Person is neither an Officer nor a Director of the Issuer. During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The Reporting Person exchanged 150,000 of his DDS Technologies USA, Inc. shares with one of the Issuer's shareholder for Fishtheworld Holdings, Inc. shares in March, 2003. Additionally, the Reporting Person received 605,000 shares pursuant to a Share Exchange Agreement dated April 4, 2003 by and among the Issuer and a majority of the shareholders of DDS Technologies USA, Inc., a Delaware corporation. Under the terms of the share exchange agreement, a majority of the shareholders of DDS Technologies USA, Inc. agreed to transfer all their individually owned shares of common stock of DDS Technologies USA, Inc. to the Issuer in exchange for an aggregate of 14,877,255 shares of common stock, or 91% of the issued and outstanding shares, of the Issuer. The Reporting Person holds a total of 755,000 shares of common stock, or 4.14% of the issued and outstanding shares, of the Issuer.

            The wife of the Reporting Person, Julia Rosen, holds 775,000 shares of common stock, or 4.25% of the issued and outstanding shares, of the Issuer. 200,000 of these shares were acquired through a private share exchange with one of the Issuer's shareholders in March, 2003. Additionally, Julia Rosen received 575,000 shares pursuant to a Share Exchange Agreement executed on April 4, 2003 by and among the Issuer and a majority of the shareholders of DDS Technologies USA, Inc., a Delaware corporation.

            If the shares owned by Julia Rosen are deemed to be beneficially owned by the Reporting Person, it would total 1,530,000 shares of common stock, or 8.39% of the issued and outstanding shares, of the Issuer. However, the Reporting Person disclaims such beneficial ownership.

ITEM 4.     PURPOSE OF TRANSACTION.

            On April 4, 2003 the Reporting Person executed a definitive agreement with the Issuer to exchange the Reporting Person's shareholdings in DDS Holdings for 605,000 shares of common stock of the Issuer.

            Under the terms of the share exchange agreement, the Issuer received a majority of the outstanding shares of DDS Technologies USA, Inc. along with the business of DDS Technologies USA, Inc., which includes the North, South and Central American rights to the sale and distribution of a dry disagregation technology.

            The purpose of the transaction is to permit the business of DDS Technologies USA, Inc. to benefit from a public company vehicle with an existing trading symbol and for the Issuer to transition from a non-operating entity to an operating one.

            In connection with the transaction, the size of the Issuer's Board will be increased to add three additional seats, with each of the new total of four seats filled by designees of DDS Technologies USA, Inc. (Ben Marcovitch, Dr. Jacques DeGroote, Umberto Manola and Dr. Marc Mallis). In addition, the following officers were designated by DDS Holdings under the terms of the share exchange agreement:

Ben Marcovitch	President and Chief Executive Officer
Joseph Fasciglione	Secretary, Treasurer, and Chief Financial Officer

            In connection with the appointment of DDS Technologies USA, Inc. director and officer designees, Jon Erik Gundlach will resign as the sole director and officer of the Issuer.

            Additionally, the Issued is currently in the process of soliciting votes, pursuant to a written consent of shareholders, to approve a change of jurisdiction of incorporation of the Issuer from Florida to Nevada.

            Except as set forth above, the Reporting Person does not have any plans or proposals that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            As a result of the transaction referenced in Item 4, the Reporting Person beneficially owns 755,000 shares of common stock of the Issuer. These shares constitute 4.14% of the currently outstanding common stock of the Issuer.

            As a result of the transaction referenced in Item 4, the wife of the Reporting Person beneficially owns 775,000 shares of common stock of the Issuer. These shares constitute 4.25% of the currently outstanding common stock of the Issuer. Should the shares owned by the wife of the Reporting Person be deemed beneficially owned by the Reporting Person, the Reporting Person would then have a combined total of 1,530,000 shares, or 8.39% of the currently outstanding common stock of the Issuer.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Person has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, except for the Share Exchange Agreement by and among Fishtheworld Holdings, Inc., a Florida corporation, and a majority of the shareholders of DDS Technologies USA, Inc., a Delaware corporation, executed April 4, 2003 and otherwise disclosed herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
10.1	Share Exchange Agreement by and among Fishtheworld Holdings, Inc., a Florida corporation, and a majority of the shareholders of DDS Technologies USA, Inc. a Delaware corporation dated and executed as of April 4, 2003 (incorporated herein by reference to the Issuer's Schedule 13D filed by DDS Technologies Ltd. with the Securities and Exchange Commission on April 14, 2003).

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2002	Lee Rosen
By:/s/ Lee Rosen

INDEX TO EXHIBITS

10.1	Share Exchange Agreement by and among Fishtheworld Holdings, Inc., a Florida corporation, and a majority of the shareholders of DDS Technologies USA, Inc. a Delaware corporation dated and executed as of April 4, 2003 (incorporated herein by reference to the Issuer's Schedule 13D filed by DDS Technologies Ltd. with the Securities and Exchange Commission on April 14, 2003).